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EDGAR Correspondence



April 28, 2006


Via EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, DC  20549

Re:   Van Eck Worldwide Insurance Trust
      Post-Effective Amendment No. 33 to Registration Statement on Form N-1A File Nos. 033-13019; 811-05083

Ladies and Gentlemen:

We understand that Van Eck Worldwide Insurance Trust (the "Registrant") has enclosed herewith for filing electronically with the Securities and Exchange Commission (the "Commission") pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 33 to the Registration Statement on Form N-1A for the Registrant (the "Registration Statement"), together with the exhibits indicated as being filed therewith.

The Registration Statement is being filed to update the financial information of Worldwide Bond Fund, Worldwide Emerging Markets Fund, Worldwide Hard Assets Fund, Worldwide Real Estate Fund and Worldwide Absolute Return Fund (the "Funds"), to respond to comments received from the Staff of the Commission in connection with a prior filing pursuant to Rule 485(a), and to make certain non-material changes to the Registration Statement with respect to the Funds as deemed appropriate by the Registrant. Our review of the Registration Statement has not revealed any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

As indicated on the cover page of the Registration Statement, the Registration Statement is to become effective on April 28, 2006, pursuant to paragraph (b) of Rule 485 under the Securities Act.

Securities and Exchange Commission
Page 2
April 28, 2006



If you have any questions or further concerns with respect to the Registrant, please do not hesitate to contact the undersigned at 617-570-1558


Sincerely,

/s/ Goodwin Procter LLP

GOODWIN PROCTER LLP